UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On October 1, 2007, Deutsche Telekom AG (NYSE: DT) announced that it has been notified of an unsolicited “mini-tender offer” dated September 19, 2007, made by TRC Capital Corporation, a private Canadian company, to purchase an aggregate of up to 3,000,000 American Depositary Shares (ADS) (approximately 0.07% of the outstanding ordinary shares and 1.5% of outstanding ADS) of Deutsche Telekom AG at a price of US$18.85 per ADS (which represents a 2.8% discount below the closing price on the New York Stock Exchange (NYSE) on September 19, 2007). Deutsche Telekom expresses no opinion and remains neutral with respect to this mini-tender offer. Deutsche Telekom urges shareholders to exercise caution in connection with this unsolicited offer since mini-tender offers do not provide the same disclosure and procedural protection of larger, more traditional tender offers, and to review the advisory statements of the Securities and Exchange Commission, the NYSE and the Canadian Securities Administrators as referenced in the press release. The press release, a copy of which is filed as Exhibit 99.1 to this Report, is incorporated herein.

Exhibit Index

99.1	Press Release dated October 1, 2007 relating to “mini-tender offer” for ADS.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: October 1, 2007

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